Exhibit 99.p(iv)

1       Introduction

1.1       Application

The Code of Ethics Manual applies to

•              All members of staff of Baillie Gifford

•              Partners of Baillie Gifford

•              Directors of Group companies

Each of these individuals, and in some specified cases, persons who are connected to the individual, are required to comply with the Code of Ethics which forms part of the Group Compliance Manual and their employment contract.  These individuals are known as “access persons” for the purposes of US securities laws.

1.2       Scope

The Code covers all regulated firms within the Baillie Gifford Group and has been adopted by the relevant Boards of the SEC regulated firms and investment companies within the Group and the Group’s Compliance Committee.  It is designed to ensure compliance with relevant regulatory requirements applicable to the Baillie Gifford Group and in particular UK FSA and US SEC requirements.

The Code of Ethics covers:

(a)           general ethical principles which apply to all staff

(b)           managing conflicts of interest which may occur between Baillie Gifford and the personal interests of members of staff

(c)           personal dealings in shares

(d)           receiving and giving of gifts, hospitality and other forms of inducement.

1.3       Staff obligations

As a member of staff you are obliged to comply with your regulatory obligations under the various regulatory systems to which the Group is subject, including applicable federal securities laws.  You are requested to:

(a)           read and adhere to the Code of Ethics. If you have any questions please consult the Head of Regulatory Risk; and

(b)           complete, sign and date a Holdings Report and electronically submit the Compliance Certificate on first becoming a member of staff and annually thereafter.

You will be provided with details of any changes to the Code at the time these are made. Training will be provided on the terms of the Code as part of your staff induction and periodically thereafter in the event of a material change.

1.4       Violations

Failure on the part of members of staff or their Connected Persons (where applicable) to follow these procedures will be taken seriously and regarded as a disciplinary matter under the rules and procedures set out in the Staff Handbook. If it is determined that gross misconduct has taken place, the member of staff may be subject to instant dismissal without payment in lieu of notice.

Any member of staff who becomes aware of a violation of the Code of Ethics must promptly report that violation to the Head of Regulatory Risk, who may, at his discretion, refer the violation to the Administration & Finance Partner as well as the relevant Board and Compliance Committee for resolution in terms of section 1.5 below.

1.5       Interpretation and Waiver

With respect to matters of interpretation or dispute arising under the Code of Ethics, the Head of Regulatory Risk may refer to the Compliance Committee of Baillie Gifford who may, exercising their reasonable judgment, make determinations as to the meaning and effect of the Code of Ethics. The Head of Regulatory Risk may, in consultation with the Compliance Committee, grant written waivers of the provisions of the Code in appropriate instances.  However, waivers will be granted only in rare instances and some provisions of the Code that are mandated by law or regulation cannot be waived.  The Head of Regulatory Risk is responsible for maintaining appropriate records of and preparing any reports required with respect to, any waivers of provisions of the Code.

1.6       Monitoring

Adherence by staff to the terms of the Code will be monitored by the Regulatory Risk Department.  The issue, receipt and content of Holdings Reports and Certificates will be co-ordinated and monitored by that Department.  Regular monitoring of personal account dealing and gifts and entertainment records will also be undertaken to ensure there are no actions which are contrary to our regulatory obligations and that we always act in the best interests of clients.  The results of this monitoring will be reported to the relevant Boards and Compliance Committee.

2       Ethical Principles

2.1       Introduction

Baillie Gifford’s reputation and success is based upon its professionalism and maintenance of high ethical standards. It is expected and indeed demanded from our clients that we adhere to robust ethical standards in all aspects of our activities.

This section of the Code of Ethics, sets out general principles which apply to all staff relating to ethical conduct.  It also provides some guidance on addressing and resolving ethical issues.

In addition, many individuals within the Group will be subject to ethical principles and codes of conduct which are adopted by various professional organisations to which they are members.  Baillie Gifford’s Code of Ethics is designed to be complementary to, and consistent, with these other standards.

2.2       Guiding Ethical Principles

Each member of staff must follow these guiding principles:

2.2.1       Fairness

To act fairly at all times when dealing with clients and counterparties of Baillie Gifford.  Fairness requires impartiality, objectivity, and honesty.

2.2.2       Honesty and integrity

To act honestly and with integrity in fulfilling the responsibilities of your role and seek to avoid any acts or omissions or business practices which damage Baillie Gifford’s reputation or which are deceitful, oppressive, or improper.

2.2.3       Adherence to law and regulation

To observe applicable law, regulations and professional conduct standards when carrying out your activities and to interpret and apply them to the best of your knowledge and ability according to these guiding ethical principles.

2.2.4       Market conduct

When executing transactions or engaging in any form of market dealings, to observe the standards of market integrity, good practice and conduct required by, or expected of, participants in that market.

2.2.5       Loyalty to Clients

To place the interests of our clients ahead of your own interests and to manage fairly and effectively, and to the best of your ability, any relevant conflict of interest.  To the extent feasible, conflicts of interest should be avoided or at least appropriately managed and disclosed in accordance with Baillie Gifford’s conflicts procedures.

2.2.6       Maintaining Confidentiality

To respect the confidentiality of information on current, former and prospective clients which is obtained through your work and refrain from using or disclosing this for unethical purposes or illegal advantage.

2.3       Resolving Ethical Issues

In business life we will be confronted from time to time with ethical issues to determine.  In dealing with these, think about how it would be perceived by your colleagues, senior management or clients.  Equally how would it be perceived by a journalist and would you be comfortable to see the act or decision in a news item?  An example here may be the decision to accept or reject an offer of hospitality or entertainment from a third party.

Another important consideration is any impact the decision may have on clients.  Also, has the process of coming to the decision been fair, with full consideration of the facts, issues and alternatives?  Has it involved all stakeholders with an interest? These questions would be relevant where considering the implications of an incident.

3       Conflicts of Interest

3.1       Introduction

Inherent throughout the Code of Ethics is the principle that all members of staff have a responsibility to place the interests of the Group’s clients ahead of their own and resolve conflicts in favour of the Group’s clients.  In order to achieve this, all activities undertaken by members of staff must be conducted in such a manner as to avoid any actual or potential conflicts of interest or any abuse of an individual’s position of trust and responsibility. Furthermore, all action taken by staff must be undertaken in a manner which does not interfere with the interests of Baillie Gifford’s clients or take unfair advantage of Baillie Gifford’s relationship with its clients.

3.2       Identification and types of conflict of interest

3.2.1       What is a conflict of interest?

A conflict of interest arises when personal matters or obligations interfere with business activities and influence the decisions made by members of staff, which have or could have a detrimental effect on the firm’s clients. When considering conflicts of interest it is important to consider how the situation would be viewed by an independent party.

3.2.2       Identification of conflicts of interest

Conflicts of interests which require to be identified by members of staff are those which arise between:

•              the Group, its connected persons and a client of the Group; or

•              one client of the Group and another client of the Group.

3.2.3       Types of Conflicts of Interest

When identifying whether a conflict of interest arises in the course of business and whether the existence of this conflict may adversely affect the interests of a client, staff should consider whether the individual, firm or certain persons connected with the firm:

•              are likely to make a financial gain or avoid a financial loss at the expense of a client;

•              has an interest in the outcome of the service provided to the client or of a transaction carried out on behalf of the client;

•              has a financial or other incentive to favour the interest of another client or group of clients over the interests of the client;

•              carries on the same business as the client; or

•              receives or will receive from a person (other than the client) an inducement in relation to the service provided, in the form of monies, goods or services, other than the standard commission or fee.

The Baillie Gifford Group Compliance Manual contains Baillie Gifford’s conflicts policy and matrix.  This matrix details potential and actual conflicts of interest which have been recognised by the firm.  Please refer to this document for further information regarding the types of conflict which have been identified.

If you are in doubt about whether a conflict has arisen please consult the Head of Regulatory Risk.

3.3       Duty to disclose

All members of staff have in the first instance an obligation to manage or avoid all conflicts of interest.  If it is not possible to manage or avoid a conflict of interest then the potential or actual conflict which may impair their objectivity when undertaking their daily activities must be disclosed.   All disclosures should be made to your Head of Department and the Head of Regulatory Risk.

3.4       Outside Business Interests

In order to ensure that staff do not engage in any activities that would detract, divert from or conflict with, the proper performance of their Baillie Gifford employment or would be in conflict with the interests of the firm,  staff must receive prior written approval from their line managers – (which line managers should copy to HR) – for any work they undertake where they receive any kind of remuneration if this is for anyone other than Baillie Gifford.  In addition, staff must obtain prior written approval from the Finance and Administration Partner for any appointment as a Director of a listed company or any business - related directorships. The Baillie Gifford Staff Handbook contains the firm’s policy regarding disclosure of outside business interests.

4       Personal Account Dealing Policy

4.1       High Level Overview

Baillie Gifford’s first priority is in ensuring that in all circumstances, the firm’s clients’ interests are placed first and each client obtains the best execution of trades which we can arrange on their behalf.  In order to ensure that this priority is consistently met, all staff have a responsibility to ensure that in no circumstances will clients be disadvantaged by employee PA Dealing.

The basic premise of Baillie Gifford’s PA Dealing Policy is that PA Dealing is permitted subject to a number of restrictions. All employees, partners and directors of group companies are required to abide by the Policy. Baillie Gifford & Co therefore gives general permission to all members of staff and to their Connected Persons (defined later) to carry out investment transactions in designated investments in accordance with the following procedures.  All staff must ensure that undertaking PA Dealing activities does not distract them from their day-to-day responsibilities.

4.2       General Rule on PA dealing

A member of staff or their Connected Persons are prohibited from

1.         entering into a PA deal where

a.         that person is prohibited from entering into it under the law and regulations governing market abuse and insider dealing as set out in the Baillie Gifford Market Abuse Manual. The Manual requires that no member of staff make personal use of material non-public information or engage in a securities transaction available only by reason of his or her position within Baillie Gifford.  Each investment opportunity which comes to the attention of members of staff and which is appropriate for consideration by Baillie Gifford must first be made available to Baillie Gifford before the member of staff may take personal advantage of the opportunity.  It is the personal responsibility of the member of staff to ensure that they are familiar with the provisions of that Manual.

b.         it involves the misuse or improper disclosure of confidential information relating to clients or transactions for clients.

c.         it conflicts or is likely to conflict with a regulatory obligation which Baillie Gifford owes to its clients.

2.         advising or procuring any other person to enter into a transaction which would be precluded under 1. above.

3.         disclosing any information or opinion to any other person where it is reasonably likely that the result of that disclosure will lead to an activity precluded under 1. or 2. above.

Failure on the part of members of staff or their Connected Persons to follow these procedures will be regarded as a disciplinary matter under the rules and procedures set out in the Code. If it is determined that gross misconduct has taken place, the member of staff may be subject to instant dismissal without payment in lieu of notice (If you are in any doubt as to whether an intended transaction for yourself or for a Connected Person is subject to the rules of the Manual you should check with the Head of Regulatory Risk beforehand).

The remainder of this policy details the following information:

4.3           Application of Baillie Gifford’s Personal Account Dealing Policy

4.4           Prohibited and Exempt Securities and Transactions

4.5           Practical procedures for obtaining permission

4.6           Practical procedures to be followed in special circumstances

4.7           Reporting requirements

4.3       Application of Personal Account Dealing Policy

The PA dealing rules apply to the following:

Members of staff, Partners, and Directors of Group companies

Or “Connected Persons” which include:

•              Immediate family (immediate family includes spouses, co-habitees, children under the age of 18 and immediate family members sharing the same household. It would also include parents/in-laws or other persons where decision making as to their investments is taken by them under advice from the member of staff);

•              Organisations for whom members of staff have an active investment advisory input (this could include charities, churches, clubs etc);

•              Trusts where as trustee the member of staff exercises investment influence (i.e. as sole trustee or a trustee exercising a considerable influence. In this case the trust must be made aware of the connection with Baillie Gifford & Co and must be requested to report transactions in securities of companies under our management to the member of staff serving as a trustee. He should then report the transaction to the Head of Regulatory Risk); and

•              syndicates where friends/family group together for the purpose of purchasing shares

Throughout this Manual, the above categories are referred to as Connected Persons.

The Manual applies to the following types of instruments:

•              securities;

•              bonds;

•              derivatives;

•              BG Unit Trusts/OEICS;

•              Investment Trusts;

•              unquoted investments; and

•              spread betting on financial instruments.

It also applies to any investment in any of the above instruments through a wrapper product such as a PEP, ISA, SIPP or share plan.

If a member of staff is in any doubt as to whether an instrument is included or not in the Manual he should contact the Regulatory Risk Department.

4.4       Prohibited and exempt Securities and Transactions

4.4.1       Prohibited Securities and Transactions

No member of staff is permitted to purchase or sell, directly or indirectly, any security in which he or she acquires any direct or indirect personal holding and which, to his or her knowledge, is currently being purchased or sold by Baillie Gifford or which, to his or her knowledge, Baillie Gifford is actively considering recommending for purchase or sale.  These prohibitions shall continue until the time that Baillie Gifford decides not to recommend such purchase or sale, or if this recommendation is made, until the time that Baillie Gifford completes, or decides not to enter into, the recommended purchase or sale.  These prohibitions also apply to any purchase and sale by any member of staff of any convertible security, option, warrant or other derivative security, or any private placement of any issuer whose underlying securities are being actively considered for recommendation to, or are currently being purchased or sold by, Baillie Gifford.  Any profits realised on trades made by members of staff within the proscribed period will normally require to be disgorged.

4.4.2       Exempt Securities and Transactions

4.4.2.1       Securities exempt from pre-clearance requirements

The pre-clearance and reporting obligations shall not apply to the following exempt securities:

(a)purchases or sales of securities which are ineligible for purchase or sale by Baillie Gifford, for example a life policy;

(b)purchases or sales of securities that are direct obligations of the government of the United States or United Kingdom, bankers’ acceptances, bank certificates of deposit, commercial paper, high-quality short-term debt instruments (including repurchase agreements);

(c)shares of money market mutual funds;

(d)shares of registered open-end management investment companies other than the Baillie Gifford sponsored OEICS, Unit Trusts and mutual funds;

(e)shares of unit investment trusts (i.e., variable insurance contracts that are funded by insurance company separate accounts organised as unit investment trusts) that are invested exclusively in one or more registered investment companies;

The pre-clearance requirements shall not apply to the following transactions (although they will need to be disclosed in the Annual Holdings Report):-

4.4.2.2       Transactions exempt from pre-clearance requirements

(a)purchases effected upon the exercise of rights (e.g. automatic reinvestment of dividends) provided by an issuer pro rata to all holders of a class of its securities to the extent such rights were acquired from such issuer, and sales of such rights so acquired;

(b)personal transactions effected under a discretionary portfolio management service where there is no prior communication in connection with the transaction between the portfolio manager and the relevant member of staff or other person for whose account the transaction is executed.

4.4.3       Prohibition on Short-term Profits

No member of staff may engage in the purchase and sale, or sale and purchase, of the same (or equivalent) securities within 30 calendar days.  All profits realised on such short-term trades will normally require to be disgorged.  Subject to pre-clearance a securities transaction which occurs within the 30 day period as a result of a change in personal circumstances which takes place or becomes known during the period may not be considered a violation of this section or subject to the disgorgement rule upon review and approval of the Head of Regulatory Risk.

4.4.4       Portfolio Manager Trades

No Portfolio Manager of the Baillie Gifford Mutual Funds or any other US registered investment company may buy or sell a security within at least seven calendar days before or after a Fund that he or she manages trades in that security.  All profits realised on trades by Portfolio Managers within the proscribed period will normally require to be disgorged.

4.5       Procedures for obtaining permission

Prior to undertaking a PA Deal, members of staff are required to obtain permission to use their desired broker (It is only necessary to follow this procedure on the first occasion of using a particular stockbroker) and to obtain internal pre-clearance from certain members of staff (every time a PA deal is undertaken).  It is important that members of staff take all reasonable steps to ensure that these procedures are followed by whoever is dealing. The onus is on the member of staff to obtain permission and ensure that contract notes are sent to the Head of Regulatory Risk where the dealing is for a Connected Person.

4.5.1       Procedures for obtaining broker permission

Note: No broker confirmation letters are required for transactions undertaken in an automatic investment plan. Furthermore, no Independent Director (of US registered Mutual Funds or Non – Executive Director of a Baillie Gifford company) shall be required to report or provide broker confirmation unless the Independent Director knew or should have known that during the 15 calendar days before and after such Director’s transaction in any security, Baillie Gifford purchased or sold the same security, or Baillie Gifford considered purchasing or selling the same security.

Before a member of staff or a Connected Person begins to effect a transaction with a particular firm of stockbrokers permission must be obtained to use that broker. It should be noted that this also applies to on-line dealing.  The reason for this permission is to inform the Broker that the member of staff works for Baillie Gifford and to ensure that brokers supply to the Head of Regulatory Risk, (no later than 30 days after the end of the quarter in which the trading activity occurred), duplicate copies of confirmations of all personal securities transactions. Such confirmations may also contain a statement declaring that the reporting or recording of any such transaction shall not be construed as an admission that the member of staff making the report has any direct or indirect beneficial ownership in the security.

Each confirmation received from the broker shall be treated confidentially and will be maintained on file by the Head of Regulatory Risk.  The reports are, however, available for inspection by authorised members of the staff of regulatory authorities supervising Baillie Gifford’s investment business.

Every member of staff must (for their own dealing and that of a Connected Person):

•          Notify the firm of stockbrokers that they work at Baillie Gifford & Co;

•          Not accept or request any credit or special dealing facilities in connection with his dealings (The only exception to this rule is that the Management Committee may give special dispensation for members of staff to agree on rates. Where this permission is given the details must be supplied to the Head of Regulatory Risk);

•          Notify the Head of Regulatory Risk or Deputy Head of Regulatory Risk that they or their Connected Person proposes to deal with the particular firm of stockbrokers and obtain his permission to do so;

•          Prepare the relevant Broker Authorisation letter (either member of staff letter or Connected Person). Take two copies of the letter, both copies must be signed by the Head of Regulatory Risk or the Deputy Head with one being sent to the stockbroker and the other copy sent to the Head of Regulatory Risk; and

•          Ensure that a copy of the contract note is sent by the stockbroker to the Head of Regulatory Risk or an electronic confirmation if provided through an on-line dealing service.

Click on the appropriate link to obtain a copy of the Baillie Gifford Broker Notification Letter:

Letter 1 (Broker authorisation for member of staff) -
Letter 2 (Broker authorisation for Connected Persons) -

4.5.2       Procedures for obtaining internal permission

In addition to broker permission being obtained, members of staff are also required to obtain internal pre-clearance from certain members of staff prior to undertaking their PA Deal. Pre-clearance of a PA deal will remain valid for only 24 hours from the time the first signature is obtained.  If the proposed transaction is not completed during the period in which the pre-clearance is granted, the member of staff must seek additional pre-clearance prior to completing the transaction. In the case of postal deals; this 24 hour rule does not apply, however, the date and time of posting must be recorded.

The links below are designed to allow members of staff to identify the type of PA deal they are undertaking and inform them of the procedure which they are required to follow.

Dealing in Securities other than Baillie Gifford & Co Ltd Unit Trusts/OEICs & Baillie Gifford & Co managed Investment Trusts.
Link to procedures for dealing
Link to personal dealing slip

Procedures for dealing in Baillie Gifford & Co Ltd Unit Trusts/OEICs/Monthly Savings Plan
Link to procedures for dealing
Link to ITSP personal dealing slip

Procedures for dealing in any Investment Trusts managed by Baillie Gifford & Co (Lump Sum)
Link to procedures for dealing
Link to ITSP personal dealing slip

Procedures for dealing in the Baillie Gifford Select Pension
Link to procedures for dealing

Personal Account Dealing Flowchart

PA Dealing information will be reviewed and monitored by the Regulatory Risk Department.  Should the monitoring conducted by the Regulatory Risk Department detect a potential violation of this Code or any apparent trading irregularity, that Department shall take whatever steps deemed appropriate under the circumstances to investigate said potential violation or trading irregularity.  If the Regulatory Risk Department reasonably believes a violation or trading irregularity to exist, said violation or trading irregularity shall be reported to the Administration & Finance Partner.

4.6       Practical procedures to be followed in special circumstances

Link to procedures for dealing in securities included in this section

New Issues/IPOs/Private Placement: Where a member of staff or a Connected Person wishes to apply for stock in a new issue, initial public offer or private placement he must obtain permission, with the exception that there will be no need to go through the stockbroker procedures if no broker is to be involved. Staff who hold securities acquired in a private placement must disclose that investment when they take part in any way in a subsequent consideration of any investment transaction with respect to the issuer of the private placement.  Permission to purchase securities of the issuer of a private placement should be obtained from an Investment Manager who has no personal interest in the matter.

Bonus (or Scrip) Issues: Where a member of staff or a Connected Person receives a bonus issue in relation to his holding in a stock no advance permission is necessary. However, disclosure will be required as part of his Annual Holdings Report.

Rights Issues: Where a member of staff or a Connected Person is invited to purchase additional shares in a company which he owns no advance permission is necessary. However, disclosure will be required as part of his Annual Holdings Report.

Derivatives: Where a member of staff or a Connected Person wishes to deal in any form of derivative instrument he must first obtain permission.  In this case permission must be obtained from a fund manager in the Fixed Interest Department unless the instrument is a derivative of an equity in which case permission must be obtained from the fund manager in all three of the equity departments concerned.

Incentive Share Schemes: Where a Connected Person of a member of staff is a participant in an employer’s incentive share scheme it will not be necessary to obtain permission merely if he is putting money aside towards a future purchase of shares from the scheme. However, once he actually purchases shares, or subsequently sells them, he must first obtain permission.

Mutual Conversions: Where a member of staff or a Connected Person receives free shares as a result of a de-mutualisation he must obtain permission before selling the shares or adding to them. He must also notify the Head of Regulatory Risk of his holding as part of his Annual Holdings Report.

Family Trusts: Where a member of staff is the beneficiary of a family trust there will be no need to obtain permission prior to any deals provided that the member of staff has no active involvement in determining stock selection. Otherwise normal personal dealing rules apply.

Transfers: Where a stock is being transferred from, for example, a member of staff to his spouse, whether for financial consideration or not, there is no need to obtain permission as the stock is not being traded on the market.

Investment Clubs/Syndicates: Any member of staff or Connected Person who is a participant in an investment club or syndicate must obtain permission prior to dealing except that there is no need to send a letter to the broker first.

Unquoted: Any member of staff or Connected Person who wishes to deal in unquoted stocks must first obtain permission.

What if discretionary management is passed to another manager?: If a member of staff or a Connected Person chooses to hand over discretion for all investment decisions relating to his portfolio to another manager then there is no need to obtain permission. To avoid any future queries he should notify the Head of Regulatory Risk in writing of his intention and the details of the manager to be used. Please note that details of securities within such a portfolio must be disclosed as part of the Annual Holdings Report.

Self Invested Personal Pensions: This applies to both the Baillie Gifford Select Pension and also any other third party SIPP.  The SIPP wrapper itself does not fall within the terms of the Manual and prior approval is not required to establish the SIPP.  However, if any of the holdings within the SIPP are investments or securities under the Manual, then prior approval will be required for any such investment in accordance with the procedure. For example, in the case of the Baillie Gifford Select Pension, prior permission would be required if you were to invest in a Baillie Gifford managed investment trust in the SIPP.

Takeover Offers/Corporate Reorganisations: Any situation which is not covered by any of the special circumstances noted above must be looked at on a case-by-case basis and the Head of Regulatory Risk consulted to determine whether permission is required prior to taking any action.

Away on holiday?: If a member of staff or a Connected Person is away from the office (e.g. on holiday) and wishes to deal he may telephone the office and ask a colleague to complete a Personal Dealing Slip as appropriate and have it authorised on his behalf. Alternatively, where he knows prior to going on holiday that he will want to deal he may obtain permission from relevant fund managers.  If the fund manager is satisfied that the firm will not be dealing in that stock for the duration of his holiday then permission will last for the duration of the member of staff’s or Connected Person’s holiday.

4.7       Reporting Requirements

4.7.1       Initial reporting requirements

All members of staff are required to disclose all personal securities holdings in which they have any direct or indirect holdings to either, the Administration & Finance Partner, or to the Head of Regulatory Risk, within 10 days of commencing employment.  The information provided must be current and no more than 45 days prior to the date the person joined the firm.

4.7.2       Annual reporting requirements

Each member of staff is also required to file a report disclosing all personal securities holdings by 1 February of each year.   The information must be current as of a date no more than 45 days prior to the date the report was submitted. Holdings reports must include shares owned through an automatic investment plan.

All holdings reports must contain:

•          the title and type of security;

•          the exchange ticker, CUSIP or SEDOL number, where known and as applicable;

•          the number of shares and principal amount of the security involved;

•          the name of any broker, dealer or bank with whom the member of staff maintained an account in which any securities were held for the direct or indirect benefit of the member of staff; and

•          the date the member of staff submitted the report.

All holdings shall be reported on the Baillie Gifford Personal Holdings Report.

Note: Holdings reports must include shares owned through an automatic investment plan. Each holdings report may also contain a statement declaring that the reporting or recording of any such transaction shall not be construed as an admission that the member of staff making the report has any direct or indirect beneficial ownership in the security.  Independent Directors of US registered mutual funds or Non – Executive Directors of Baillie Gifford companies are not required to provide initial or annual holdings reports.

5       Gifts & Entertainment Policy

5.1       Introduction

An area where a conflict of interest may arise is in the context of the giving or receipt of a gift or hospitality which may be viewed as a form of inducement.

Baillie Gifford must take reasonable steps to ensure that it and any person acting on its behalf does not offer, give, solicit or accept an inducement if it is likely to conflict to a material extent with any duty that Baillie Gifford owes to its customers or any duty which the recipient firm owes to its customers.

This Gifts & Entertainment Policy sets out the principles and procedures which all members of staff within Baillie Gifford must adhere to with regard to the giving or receipt of a gift or hospitality or anything else which may be viewed as an inducement.

The overriding principle is that all members of staff should not accept gifts, favours, entertainment, hospitality or other inducements of material value that could be seen as likely to influence their decision-making or make them feel beholden to a person or other firm.

Similarly Baillie Gifford and its members of staff should not offer gifts, favours, entertainment, hospitality or other inducements of value that could be viewed as overly generous or aimed at influencing decision-making or making the recipient feel beholden to Baillie Gifford or that member of staff.

Note: These general principles apply in addition to the more specific guidelines set out below.  However, the guidelines do not attempt to cover every situation and must be interpreted in the light of the particular circumstances of each case.  If you are in any doubt about any particular situation, you should consult with your Head of Department or the Head of Regulatory Risk.

The remainder of this policy details the following information:

5.1           Guidelines for Gifts & Entertainment

5.2           Inducements

5.3           Restrictions in connection with the sale of package products, i.e. life policies, OEICs, units trusts, ISAs and PEPs.

5.4           Packaged products guidance on acceptable indirect benefits

5.5           Gifts & entertainment recording procedures

5.2       Guidelines

5.2.1       Application to all staff

The general principles and guidelines apply to all staff within Baillie Gifford irrespective of whether they are in direct contact with clients or potential clients or not.

5.2.2       Application to all third parties

Whilst the FSA requirements relate to managing or minimising conflicts which affect the services provided to our clients and to firms who in turn are advising clients, our principles also apply to other third parties who supply goods or services, whether these are supplied to clients or on the clients’ behalf or are supplied to Baillie Gifford itself.  This ensures that the standards set are consistently applied by all staff and for all relationships.

5.2.3       No Solicitation

Baillie Gifford expressly prohibits staff from soliciting for themselves or for members of their family or for the firm itself, gifts, hospitality, entertainment or anything of value from a client, potential client, supplier or any other entity with which Baillie Gifford does business (other than fees and expenses properly due and payable).

5.2.4       No Cash Gifts

No member of staff may give or accept any financial instruments, including cash gifts to or from a client, potential client, or any entity that does business with or on behalf of Baillie Gifford.  This applies equally to the giving or receiving of promotional competition prizes.

5.2.5       De Minimis Gifts

Gifts given or received which are of a de minimis nature due to their characteristics or likely cost are unlikely to give grounds for suggestions of undue influence and are therefore exempt from the inducements procedures set out below.  Typical examples of de minimis gifts would include umbrellas, diaries and pens with advertising logos for the donor company.

The Head of Regulatory Risk should be consulted in any questionable situation.

5.2.6       Gifts which are not De Minimis

All gifts given or received which are not de minimis will fall within the inducements procedures below.  Baillie Gifford does not specify any maximum cash value for a gift which could be given or retained by a member of staff.  However, in the case of gifts received above £50 in value, the member of staff concerned should consult with their Head of Department as to the appropriate course of action.  In the majority of cases gifts above £50 which are received should be:

1.         surrendered to the Finance Department for use for charitable purposes or distribution as part of the firm’s annual Christmas raffle; or

2.         returned to the third party concerned.

Where the member of staff wishes to retain the gift then he or she should pay for the estimated cost of the gift and this amount given to the Finance Department for use for charitable purposes.

5.2.7       Promotional Competition/Prizes

In offering any promotional competition or prizes, the member of staff responsible should:

1.         consider the likely impact or influence the prize would have on the recipient; and

2.         consult with a Partner or the relevant Board on the likely impact of the competition on the brand of Baillie Gifford.

In all cases the prize offered should be of reasonable value, i.e. it should not be excessive or inappropriate.

5.2.8       Business Lunches/ Dinners

The establishment and maintenance of strong relationships with our clients, suppliers, intermediaries and consultants is integral to our ability to provide effective investment management services.  Routine business lunches or dinners are good mechanisms for building and maintaining relationships and are unlikely to give grounds for suggestion of undue influence unless they become overly frequent or are unduly lavish.

Routine business lunches and dinners do not require to be reported under our inducements procedures set out below.  The Business Expense Claims procedure will provide an adequate control over the magnitude of costs incurred by Baillie Gifford when giving such lunches and dinners.

5.2.9       Entertainment/ Hospitality Given

All members of staff must exercise discretion in offering hospitality.  Members of staff should not provide extravagant or excessive entertainment to a client, prospective client, or any person or entity that does or seeks to do business with or on behalf of Baillie Gifford or our clients.  Similarly, a member of staff should not provide entertainment to such parties with undue frequency.

Members of staff may provide entertainment or hospitality, such as a dinner (unconnected with business), sporting, charitable or cultural event of reasonable value provided that the person or firm providing the entertainment is present at the event.

In considering the hospitality or entertainment event, you should note that attending expensive or exclusive sporting or cultural events can draw criticism.  Invitations should not be offered if they could be construed as being unusual or risk creating a sense of obligation to the host or bias in their favour.

In situations of any doubt, consult with your Head of Department.

All entertainment or hospitality must be recorded in accordance with the inducements procedures set out below.

In many cases the value of an event will not be clear.  Here, you should give your best estimate of the value at the time the decision is taken, considering the street value of the event in the eyes of a third party.

5.2.10     Entertainment/ Hospitality Received

All members of staff must exercise discretion in accepting hospitality.  Members of staff should not accept extravagant or excessive entertainment from a client, prospective client, a business in which Baillie Gifford invests, or any person or entity that does or seeks to do business with or on behalf of Baillie Gifford or our clients.  Similarly, a member of staff should not accept entertainment from such parties with undue frequency.

Members of staff may accept entertainment or hospitality, such as a dinner (unconnected with business), sporting, charitable or cultural event of reasonable value provided that the person or firm providing the entertainment is present at the event.

In considering the hospitality or entertainment event, you should note that attending expensive or exclusive sporting or cultural events can draw criticism.  Invitations should not be accepted if they could be construed as being unusual or risk creating a sense of obligation to the host or bias in their favour.

In situations of any doubt, consult with your Head of Department.

All entertainment or hospitality must be recorded in accordance with the Inducements procedures set out below.

In many cases the value of an event will not be clear.  Here, you should give your best estimate of the value at the time the decision is taken, considering the street value of the event in the eyes of a third party.

Do not hesitate to ask the host for further information about the event (e.g. cost) in order to reach a decision.

5.2.11     Travel/Accommodation Costs

In the case of a member of staff receiving hospitality or entertainment, travel and accommodation costs should be paid for by that member of staff or a request made to the organiser of the event that the individual member of staff be invoiced for these costs.  Where the third party has arranged a discounted hotel rate or other reduction in the cost of the accommodation or travel, it is reasonable for the member of staff to accept this reduced rate.  Likewise where the host provides communal transport which is not excessive or unduly lavish, for example the use of a mini bus.

In the case of Baillie Gifford offering hospitality, travel expenses will ordinarily be paid for by the recipient of the entertainment or hospitality.  However, there may be occasions where reasonable accommodation costs can be provided by Baillie Gifford subject to this meeting the general principles of this Policy.

Further guidance is set out later in this policy on indirect benefits which are permitted to be given to authorised intermediaries in connection with Baillie Gifford’s OEIC and investment trust wrapper business.

5.2.12     Disclosure

A key aspect of Baillie Gifford’s Gifts & Entertainment Policy is disclosure.  Under our procedures, all gifts (other than de minimis) and hospitality (other than routine business lunches or dinners) which are given or received are recorded in the Gifts and Entertainment Recording System. Please refer to Section 5.4 for details of the recording procedures.

Likewise, all members of staff should consider if an inducement which has been offered or received should be disclosed to a client, or potential client.  This will depend upon the circumstances of each case.  As an example, where a fee is paid to a third party consultant in order to place details of Baillie Gifford on a consultant database, we should disclose this payment to any potential client of the consultant who considers us for an investment mandate.

5.3       Restrictions in connection with the sale of package products, i.e. life policies, OEICs, units trusts, ISAs and PEPs.

If a firm is required to disclose commission (or commission equivalent) (under COB 7.4) to a client in relation to the sale of a packaged product, a member of staff should not enter into any of the following arrangements:

•          volume overrides where commission (or commission equivalent) paid in respect of several transactions is more than a simple multiple of the commission (or commission equivalent) payable in respect of one transaction of the same kind; and

•          an agreement to indemnify the payment of commission (or commission equivalent) on terms that would or might confer an additional financial benefit on the recipient in the event of the commission (or commission equivalent) becoming repayable.

5.4       Packaged products guidance on reasonable indirect benefit

The general principles at the beginning of this section are particularly important in relation to packaged products. Staff must not offer, give, solicit or accept an inducement if it is likely to conflict to a material extent with any duty the firm owes to its customers or any duty which the recipient firm (which includes independent intermediaries) owes to its customers.

In relation to the sale of packaged products, the list of reasonable indirect benefits below indicates the kind of benefits that are capable of enhancing the quality of the service provided to a client and, depending on the circumstances, are capable of being given or received without conflicting with client’s best interests. However, these need to be considered on a case by case basis.

The list below summarises the kind of reasonable indirect benefits which the provider firm can give or receive. This list is summary only and any member of staff should contact the Regulatory Risk Department for further guidance before deciding whether to give or accept the benefit (* = only if available to independent intermediaries generally):

(1)           Gifts, hospitality and promotional competition prizes of a reasonable value.

(2)           A product provider can assist another firm to promote its packaged products so that the quality of its service to clients is enhanced.

Points (3) to (6) in relation to joint marketing exercises:

(3)           Generic product literature (letterheading, leaflets, forms and envelopes) as long as the literature enhances the quality of the service to the client and is not primarily of promotional benefit to the product provider, and the distribution cost is borne by the intermediary

(4)           Freepost envelopes*

(5)           Product specific literature (key features, direct offer financial promotions)

(6)           Draft articles, news items and financial promotions for publication in the intermediary’s magazine as long as cost is borne by provider firm and is market rate.

(7)           Take part or pay towards the cost of seminars and conferences as long as it is:

•          For a genuine business purpose

•          Reasonable and proportionate

•          3rd party seminar*

(8)           Freephone link *

(9)           Technical services

•          Quotations and projections relating to its packaged products and advice on completion of forms

•          Access to data processing facilities or to data related to the firm’s business

•          Access to 3rd party electronic dealing or quotation systems

•          Software giving information about the firm’s packaged products

(10)         Generic technical information in writing, not necessarily related to the firm’s business* or if it is of a specialist nature is made available to a particular class of intermediary

(11)         Training facilities (lectures, venues, written material, software)*

(12)         Reimbursement of travel and accommodation expenses if the intermediary:

•          Participates in market research

•          Attends an annual national event of a UK trade association, hosted or co-hosted by the firm

•          participates in the firm’s training facilities*

•          Visits the firm’s UK office to receive information on the firm’s administration systems or attends a meeting with the firm and an existing or prospective customer of the intermediary.

5.5       Gifts & Entertainment Recording Procedures

Link to Procedures for Recording Gifts and Entertainment
Link to User Guide for Inputters
Link to User Guide for Heads of Departments

6       Acknowledgement & Certification

6.1       Receipt and Acknowledgement of the Code.

All members of staff are required to receive a copy of the Code of Ethics and any amendments to the Code of Ethics.  All members of staff are required to complete an annual certification, confirming that they have read the Code of Ethics and acknowledging that they are subject to its requirements.  Further, all members of staff confirm through the annual certification that they have complied with the Code and that they have disclosed or reported all information required to be disclosed or reported according to the requirements of the Code.

All certifications of receipt of the Code shall be filed with the Head of Regulatory Risk by submitting the Compliance Certificate document.

6.2       Annual Report to Baillie Gifford Boards

The Head of Regulatory Risk will prepare and submit to the appropriate Baillie Gifford Boards an annual report which:

•          certifies that the firm or investment company as appropriate has adopted procedures designed to prevent Access Persons from violating the Code;

•          identifies any violations of the current procedures for personal securities investing and management’s recommended response; and

•          makes any recommended changes in the procedures, as appropriate, based on operating experience under the Code, evolving industry practices or amendments to applicable laws or regulations.